Mail Stop 6010

April 9, 2008

VIA U.S. MAIL AND FAX (218) 825-0721

Mr. David M. Kolkind
Chief Financial Officer
1480 Northern Pacific Road
Brainerd, Minnesota 56401

>   **Re: Nature Vision, Incorporated**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed March 24, 2008**
>   **File No. 000-07475**

Dear Mr. Kolkind:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 13

1.   We note your discussion of *gross* sales of $10.97 million during 2007. Please tell us how this amount was determined and clarify why you believe disclosure of a gross sales amount (that is not reconciled to or does not agree with the *net* sales amounts reported in your Statement of Operations) is appropriate. Please also note that to comply with Item 303 of Regulation S-B (and Regulation S-K) in future filings your MD&A should provide an analysis of changes in the amounts disclosed in your U.S. GAAP Statement of Operations.

Item 8A. Controls and Procedures, page 17

2.   Please revise your disclosure concerning changes in your internal control over financial reporting in future filings to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B (and Regulation S-K).

Form 8-K filed September 25, 2007

3. We note you filed a Form 8-K announcing the successful completion of your acquisition of Cass Creek for approximately $2.5 million. Further, we noted your disclosure therein that the financial statements and related pro forma information required would be filed by amendment to that report on Form 8-K not later than 71 calendar days after September 25, 2007. Please tell us if you have, in fact, filed the required historical (and related pro forma) financial statements of the business acquired and provide us with your significance tests as set forth under Item 310(c) of Regulation S-B for this acquisition.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant